UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )**

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Main Street and Main Incorporated
(Name of Registrant as Specified In Its Charter)

_____
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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MAIN STREET AND MAIN INCORPORATED

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
JUNE 8, 2004

Dear Stockholders:

On behalf of your board of directors, we cordially invite you to attend the 2003 Annual Meeting of Stockholders of Main Street and Main Incorporated, a Delaware corporation. The Annual Meeting of Stockholders will be held at 10:00 a.m., on Tuesday, June 8, 2004 at the Tempe Mission Palms Resort, 60 East Fifth Street, Tempe, Arizona. All holders of our company's outstanding Common Stock as of the close of business on April 14, 2004, are welcomed to attend and entitled to vote at the meeting. At this year's meeting, we will be asking you to vote on the following matters:

1. To elect directors to serve until the next Annual Meeting of Stockholders and until their successors are elected and qualified.

2. To ratify the appointment of Mayer Hoffman McCann P.C. as the independent auditors of the company for the fiscal year ending December 27, 2004.

3. To approve an amendment to our Restated Certificate of Incorporation to change our name to Main Street Restaurant Group, Inc.

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

Only stockholders of record at the close of business on April 27, 2004, our record date, are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting in person. To assure your representation at the meeting, however, we urge you to mark, sign, date, and return the enclosed proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the meeting may vote in person even if he or she previously has returned a proxy.

Sincerely,

Michael J. Herron
Secretary

Phoenix, Arizona
May 7, 2004

MAIN STREET AND MAIN INCORPORATED
5050 North 40th Street, Suite 200
Phoenix, Arizona 85018

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PROXY STATEMENT
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VOTING AND OTHER MATTERS

General

  The enclosed proxy is solicited on behalf of Main Street and Main Incorporated, a Delaware corporation, by the board of directors for use at the Annual Meeting of Stockholders to be held at 10:00 a.m. on Tuesday, June 8, 2004, or at any adjournment or adjournments thereof, for the purposes set forth in this proxy statement and in the accompanying notice of annual meeting of stockholders. The meeting will be held at the Tempe Mission Palms Resort, 60 East Fifth Street, Tempe, Arizona.

  These proxy solicitation materials are being mailed on or about May 10 2004 to all stockholders entitled to vote at the meeting.

Voting Securities and Voting Rights

  Stockholders of record at the close of business on April 27, 2004, our record date, are entitled to notice of and to vote at the meeting. On the record date, there were issued and outstanding 14,641,929 shares of our common stock.

  The presence, in person or by proxy, of the holders of a majority of the total number of shares of our outstanding common stock constitutes a quorum for the transaction of business at the meeting. Each stockholder voting at the meeting, either in person or by proxy, may cast one vote per share of common stock held on all matters to be voted on at the meeting. Assuming that a quorum is present, the seven directors receiving the largest number of "for" votes of common stock of the company present in person or represented by proxy at the meeting and entitled to vote (a plurality) will be elected directors. The affirmative vote of a majority of the outstanding shares of our common stock present in person or represented by proxy at the meeting and entitled to vote is required for (1) the approval of the appointment of Mayer Hoffman McCann P.C. as the independent auditors of the company for the fiscal year ending December 27, 2004, and (2) the approval of any other business that may properly come before the meeting. The affirmative vote of a majority of the outstanding shares of our common stock is required to approve the amendment to our Restated Certificate of Incorporation to change our name to Main Street Restaurant Group, Inc.

  Votes cast by proxy or in person at the meeting will be tabulated by the election inspectors appointed for the meeting and will determine whether a quorum is present. The election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

Voting of Proxies

When a proxy is properly executed and returned, the shares it represents will be voted at the meeting as directed. If no specification is indicated, the shares will be voted "for" the election of the nominees set forth in this proxy statement; "for" the ratification of the appointment of Mayer Hoffman McCann P.C. as our independent auditors for the fiscal year ending December 27, 2004; and, "for" the approval of an amendment to our Restated Certificate of Incorporation to change our name to Main Street Restaurant Group, Inc.

Revocability of Proxies

You may revoke a proxy at any time before its use by

- delivering to us written notice of revocation, or

- delivering to us a duly executed proxy bearing a later date, or

- attending the meeting and voting in person.

Solicitation

We will pay for this solicitation. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for expenses incurred in forwarding solicitation materials to those beneficial owners. Certain of our directors and officers also may solicit proxies, personally or by telephone or e-mail, without additional compensation.

Annual Report and Other Matters

Our 2003 Annual Report to Stockholders, which we mailed to you with or preceding this proxy statement, contains financial and other information about the activities of our company but is not incorporated into this proxy statement and is not to be considered a part of these proxy soliciting materials or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934. The information contained in the "Compensation Committee's Report on Executive Compensation," "Report of the Audit Committee", and "Performance Graph" shall not be deemed "filed" with the Securities and Exchange Commission or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act.

Upon written request, we will provide a copy of our annual report on Form 10-K for the year ended December 29, 2003, as filed with the SEC without charge to each requesting stockholder of record as of the record date. We also will furnish any exhibits listed in the Form 10-K report upon request at the actual expense we incur in furnishing the exhibit. You should direct any such requests to our Secretary at our executive offices at 5050 North 40th Street, Suite 200, Phoenix, Arizona 85018.

ELECTION OF CORPORATE DIRECTORS

Nominees

Our bylaws provide that the number of directors shall be fixed from time to time by resolution of the board of directors. All directors are elected at each annual meeting of our stockholders for a term of one year and hold office until their successors are elected and qualified, or until their earlier resignation or removal.

A board of seven directors is to be elected at the meeting. Unless otherwise instructed, the proxy holders will vote the proxies received by them for each of the nominees named below. All of the nominees currently are directors of our company. In the event that any nominee is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any nominee designated by the board of directors to fill the vacancy. We do not expect that any nominee will be unable or will decline to serve as a director. A director's term of office will continue until the next annual meeting of stockholders or until that director's successor has been elected and qualified.

The following table sets forth certain information regarding the nominees for directors of our company:

Name	Age	Positions and Offices Presently Held With the Company
John F. Antioco (1)(3)(4)..................	54	Chairman of the Board
William G. Shrader…………………	55	Chief Executive Officer, President, and Director
Bart A. Brown, Jr............................	72	Director
John C. Metz(1)(2)(3)......................	63	Director
Wanda Williams(1)(2)(3) (4)………	56	Director
Kenda B. Gonzales(1)(2)(4)……….	46	Director
Sergio S. Zyman(1)(3)……………	58	Director

(1) Independent director.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

(4) Member of the Nominations and Corporate Governance Committee.

John F. Antioco has served as Chairman of the board of directors since August 1996, and as a director of our company since January 1996. Mr. Antioco has served as the Chairman of the Board and Chief Executive Officer of Blockbuster Entertainment Inc. since July 1997. Mr. Antioco served as President and Chief Executive Officer of Taco Bell Corp. from October 1996 to July 1997; as the Chairman of The Circle K Corporation from August 1995 until May 1996; and as President and Chief Executive Officer of Circle K from July 1993 until May 1996. Mr. Antioco joined Circle K as Chief Operating Officer in September 1991. Mr. Antioco was Chief Operating Officer of Pearle Vision Centers, Inc. from June 1990 to August 1991. From 1970 to 1990, Mr. Antioco held various positions with The Southland Corporation.

William G. (Bill) Shrader has served as our Chief Executive Officer since April 2004, as our President since June 2001, and as a director since March 1999. He was our Chief Operating Officer from March 1999 until April 2004 and the Executive Vice President of our company from March 1999 until June 2001. Prior to joining our company, Mr. Shrader was Senior Vice President of Marketing for Tosco Marketing Company, a refiner and marketer of petroleum products, from February 1997 to March 1999. From August 1992 to February 1997, Mr. Shrader served in several capacities at Circle K Stores, Inc., including President of the Arizona Region, President of the Petroleum Products/Services Division, Vice President of Gasoline Operations, and Vice President of Gasoline Marketing. Mr. Shrader began his career in 1976 at The Southland Corporation and departed in 1992 as National Director of Gasoline Marketing.

Bart A. Brown, Jr. has served as a director of our company since December 1996. Mr. Brown served as our Chief Executive Officer from December 1986 until his retirement in March 2004 and as our President from December 1996 until June 2001. Mr. Brown was affiliated with Investcorp International, N.A., an international investment banking firm, from April 1996 until December 1996. Mr. Brown served as the Chairman and Chief Executive Officer of Color Tile, Inc. at the request of Investcorp International, Inc., which owned all of that company's common stock, from September 1995 until March 1996. In January 1996, Color Tile filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Mr. Brown served as Chairman of the Board of The Circle K Corporation from June 1990, shortly after that company filed for reorganization under Chapter 11 of the United States Bankruptcy Code, until September 1995. From September 1994 until September 1996, Mr. Brown served as the Chairman and Chief Executive Officer of Spreckels Industries, Inc. Mr. Brown engaged in the private practice of law from 1963 through 1990 after seven years of employment with the Internal Revenue Service.

John C. Metz has served as a director of our company since April 1996. Mr. Metz has served as Chairman and Chief Executive Officer of Metz Enterprises, Inc., a contract food management and retail restaurant company, since 1987. Metz Enterprises is a T.G.I. Friday's franchisee in the northeastern United States. Mr. Metz previously served as President and Chief Executive Officer of Custom Management Corporation, a contract food management corporation, from 1967 until 1987.

Wanda Williams has served as a director of our company since July 2002. Ms. Williams is retired and has over 30 years of experience in Human Resources in public companies. Ms. Williams served as Vice President Human Resources for Tosco Corporation from 1996 to January 2002; as Vice President Human Resources for Circle K Corporation from 1992 to 1996; as Corporate Personnel Manager/Regional Human Resources Operations Manager for The Southland Corporation from 1984 to 1992; and as Corporate Personnel Manager for Citgo Petroleum Corporation from 1971 to 1984.

Kenda B. Gonzales has served as a director of our company since May 2003. Ms. Gonzales has served as the Chief Financial Officer of Apollo Group, Inc. since October 1998. Ms. Gonzales served as Senior Executive Vice President and Chief Financial Officer of UDC Homes, Inc. from July 1996 to August 1998, and held the same position at Continental Homes Holding Corp., where she was employed from May 1985 until June 1996. Prior to that, Ms. Gonzales was a Certified Public Accountant with Peat, Marwick, Mitchell and Company.

Sergio S. Zyman has served as a director of our company since November 2003. Mr. Zyman has been the Chief Executive Officer of the Zyman Group since August 1999. From August 1993 until July 1998 and from November 1979 until October 1987, he was the Chief Marketing Officer for Coca-Cola Company. Mr. Zyman has written several best selling books about the marketing industry.

There are no family relationships among any of our directors and executive officers. As disclosed below, five of our directors are independent in accordance with the standards of Nasdaq.

Information Relating to Corporate Governance and the Board of Directors

Our board of directors has an Audit Committee, a Compensation Committee, and a Nominations and Corporate Governance Committee, each consisting entirely of independent directors. Our board of directors has determined, after considering all the relevant facts and circumstances, that Mr. Antioco, Mr. Metz, Ms. Williams, Ms. Gonzales, and Mr. Zyman are independent directors, as "independence" is defined by the listing standards of the Nasdaq National Market, because they have no material relationship with us (either directly or as a partner, stockholder, or officer of an organization that has a relationship with us).

Our board of directors has adopted charters for the Audit, Compensation, and Nominations and Corporate Governance Committees describing the authority and responsibilities delegated to each committee by the board. Our board of directors has also adopted Corporate Governance Guidelines, a Code of Conduct, and a Code of Ethics for the CEO and Senior Financial Officers. We post on our website at *www.mainandmain.com*, the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees; our Corporate Governance Guidelines, Code of Conduct, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or Nasdaq regulations. These documents are also available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this proxy statement. A copy of the charter of the Audit Committee is also attached as Appendix A to this Proxy Statement.

We schedule each year at least two executive sessions at which independent directors meet without the presence or participation of management. The presiding director of such executive sessions rotates among the Chairs of the Audit Committee, Compensation Committee, and the Nominations and Corporate Governance Committee.

Interested parties may communicate with our board of directors or specific members of our board of directors, including the members of our various board committees, by submitting a letter addressed to the board of directors of our company c/o any specified individual director or directors at the address listed herein. Any such letters are sent to the indicated directors.

The Audit Committee

The purpose of the Audit Committee is to oversee the accounting and financial reporting processes of our company and the audits of the financial statements of our company and to provide assistance to our board of directors with respect to its oversight of the integrity of the financial statements of our company, our company's compliance with legal and regulatory matters, the independent auditor's qualifications and independence, and the performance of our company's independent auditors. The primary responsibilities of the Audit Committee are set forth in its charter, and include various matters with respect to the oversight of our company's accounting and financial reporting process and audits of the financial statements of our company on behalf of our board of directors. The Audit Committee also selects the independent certified public accountants to conduct the annual audit of the financial statements of our company; reviews the proposed scope of such audit, reviews accounting and financial controls of our company with the independent public accountants and our financial accounting staff; and reviews and approves transactions between us and our directors, officers, and their affiliates.

The Audit Committee currently consists of Ms. Gonzales, Mr. Metz, and Ms. Williams, each of whom is an independent director of our company under the Nasdaq rules as well as under rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. The board of directors has determined that Ms. Gonzales (whose background is detailed above) qualifies as an "audit committee financial expert" in accordance with applicable rules and regulations of the SEC.

The Compensation Committee

The purpose of the Compensation Committee includes determining, or recommending to our board of directors for determination, the compensation of the Chief Executive Officer and other executive officers of our company and discharging the responsibilities of our board of directors relating to the compensation programs of our company. The Compensation Committee currently consists of Mr. Antioco, Mr. Metz, Ms. Williams, and Mr. Zyman, each of whom is an independent director.

The Nominations and Corporate Governance Committee

The purpose of the Nominations and Corporate Governance Committee includes the selection or recommendation to the board of directors of nominees to stand for election as directors at each election of directors, the oversight of the selection and composition of committees of the board of directors, and the development and recommendation to the board of directors of a set of corporate governance principles applicable to our company. The Nominations and Corporate Governance Committee currently consists of Mr. Antioco, Ms. Williams, and Ms. Gonzales. The Nominations and Corporate Governance Committee will consider persons recommended by stockholders for inclusion as nominees for election to our board of directors if the names, biographical data, and qualifications of such persons are submitted in writing in a timely manner addressed and delivered to our company's secretary at the address listed herein. The Nominations and Corporate Governance Committee identifies and evaluates nominees for our board of directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, some of which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity, and the extent to which the nominee would fill a present need on our board of directors. As discussed above, the members of the Nominations and Corporate Governance Committee are independent, as that term is defined by the listing standards of Nasdaq.

Meetings of the Board of Directors and Committees of the Board

Our board of directors held a total of six meetings during the fiscal year ended December 29, 2003. Our Audit Committee met separately at eight formal meetings during the fiscal year; our Compensation Committee met separately at two formal meetings during the fiscal year; and our Nominations and Corporate Governance Committee, which was not appointed until March 2003, met once during the fiscal year. No director attended fewer than 75% of the aggregate of (i) the total number of meetings of the board of directors, and (ii) the total number of meetings held by all committees of the board of directors on which such director was a member.

We encourage each of our directors to attend each annual meeting of stockholders. To that end, and to the extent reasonably practicable, we regularly schedule a meeting of the board of directors on the same day as our annual meeting of stockholders. Each member of our board of directors attended our 2003 annual meeting of stockholders.

Director Compensation

Employees of our company do not receive additional compensation for serving as members of our board of directors. Our non-employee directors receive $16,000 in annual compensation plus $1,000 for each board of directors meeting attended in person and $500 for each telephonic board of directors meeting, plus an annual grant of options for 5000 shares of our stock. We reimburse our directors' costs and expenses for attending meetings of the board of directors. Directors of our company are eligible to receive stock options and other awards under our 1999 and 2002 Incentive Stock Plans. See "Executive Compensation – 1999 Incentive Stock Plan and 2002 Incentive Stock Plan".

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires our directors, officers, and persons that own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. SEC regulations require directors, officers, and greater than 10% stockholders to furnish us with copies of all Section 16(a) forms they file.

Based solely upon our review of the copies of such forms that we received during fiscal 2003 and written representations that no other reports were required, we believe that each person that at any time during the fiscal year was a director, executive officer, or beneficial owner of 10% or more of our common stock complied with all Section 16(a) filing requirements during such fiscal year, except that the following officers and directors filed a late Form 4 covering one grant of stock options: John F. Antioco, Stephanie J. Barbini, Jane C. Evans, Michael Garnreiter, Stuart Gee, Kenda B. Gonzales, Michael J. Herron, Charla J. Kimbrell, John C. Metz, William G. Schrader, Jeff Smit, Adam R. Stine, Cynthia A. Ward, Matthew J. Wickesberg, Wanda Williams, and Sergio S. Zyman. Mr. Gee also filed a late Form 3 and Messrs. Schrader and Wickesberg filed a late Form 4 covering a purchase transaction.

EXECUTIVE COMPENSATION

Summary of Cash and Other Compensation

The following table sets forth, for the periods indicated, the compensation received by our Chief Executive Officer and our four most highly compensated executive officers whose aggregate cash compensation exceeded $100,000 for the fiscal year ended December 29, 2003.

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Annual Compensation | | Long Term Compensation Awards Securities Underlying Options (#)(1) | All Other Compensation ($)(2) |
		Salary($)	Bonus($)		
Bart A. Brown, Jr., Retired.......... Chief Executive Officer(3)	2003	$300,000	$65,000	0	$1,615
	2002	300,500	0	0	3,692
	2001	311,538	0	150,000	5,250
William G. Shrader .... Chief Operating Officer and President(4)	2003	$300,000	$60,000	150,000	$4,019
	2002	275,500	0	50,000	3,701
	2001	253,654	150,000	100,000	4,038
Michael Garnreiter .... Executive Vice President Finance, Chief Financial Officer and Treasurer(5)	2003	$235,000	$50,000	125,000	$4,962
	2002	170,115	0	100,000	0
Jeff Smit .... Senior Vice President of Restaurant Operations(6)	2003	$137,000	$35,000	15,000	$5,265
	2002	125,500	0	15,000	2,654
	2001	124,423	20,000	15,000	2,944
Stephanie Barbini .... Vice President of Human Resources(7)	2003	$105,000	$15,000	10,000	$1,915
	2002	34,000	500	15,000	0

(1) Except as otherwise indicated, the exercise prices of the options granted were the fair market value of our common stock on the date of grant.

(2) Represents matching contributions we made to our 401(k) plan.

(3) Mr. Brown retired as Chief Executive Officer effective April 1, 2004.

(4) Mr. Shrader became Chief Executive Officer effective April 1, 2004.

(5) Mr. Garnreiter joined our company on April 1, 2002.

(6) Mr. Smit was appointed to Senior Vice President of Restaurant Operations on June 1, 2001.

(7) Ms. Barbini joined our company on September 3, 2002.

Officers and key personnel of our company are eligible to receive stock options and awards under our 1995 Stock Option Plan, 1999 Incentive Stock Plan and 2002 Incentive Stock Plan. Also, our executive officers participate in a non-qualified officers option program and medical insurance benefits that are generally available to all of our employees.

Option Grants

The following table provides information on stock options granted to the named executive officers during our fiscal year ended December 29, 2003.

OPTION GRANTS IN LAST FISCAL YEAR

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term(2) | |
Name	Number of Securities Underlying Options Granted(#)(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date	5%	10%
Bart A. Brown Jr.	--	--	--	--	--	--
William G. Shrader.........	50,000	7.9%	$2.17	6/17/13	$ 68,235	$172,921
	100,000	15.9%	$2.15	11/19/13	$135,212	$342,655
Michael Garnreiter..........	25,000	4.0%	$2.17	6/17/13	$ 34,118	$ 86,461
	100,000	15.6%	$2.15	11/19/13	$135,212	$342,655
Jeffrey Smit	15,000	2.4%	$2.17	6/17/13	$ 20,471	$ 51,876
Stephanie Barbini……...	10,000	1.6%	$2.17	6/17/13	$ 13,647	$ 34,584

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(1) The options were granted at the fair market value of the shares on the date of grant and have 10-year terms.
(2) Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with SEC rules and do not represent our estimate or projection of the future price of our common stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of our common stock.
(3) One third of the options granted vest each year for the next three years.

Fiscal Year-end Option Holdings

The following table provides information on option exercises in fiscal 2003 by each of the named executive officers and the values of each such officer's unexercised options at December 29, 2003.

YEAR-END OPTION VALUES

| | Shares Acquired On Exercise (#) | Value Realized ($) | Number of Securities Underlying Unexercised Options at Fiscal Year-End(#) | | Value of Unexercised In-the-Money Options at Fiscal Year-End($)(1) | |
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Bart A. Brown Jr……...	-0-	-0-	1,200,000	-0-	$ 265,000	$ -0-
William G. Shrader…...	-0-	-0-	383,333	216,667	$ -0-	$ 397,500
Michael Garnreiter……	-0-	-0-	33,333	191,667	$ -0-	$ 331,250
Jeff Smit………….......	-0-	-0-	107,000	30,000	$ 53,000	$ 39,750
Stephanie Barbini (2)…	-0-	-0-	1,667	23,333	$ -0-	$ 26,500

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(1) Calculated based upon the last reported sale price of our common stock on the Nasdaq National Market on December 29, 2003, of $2.65 per share. The exercise prices of certain of the options held by the named executive officers on December 29, 2003 were equal to or greater than $2.65 per share.

Stock Option Plans

We have options outstanding under four stock option plans: the 1990 Stock Option Plan, the 1995 Stock Option Plan, the 1999 Incentive Stock Plan, and the 2002 Incentive Stock Option Plan. Each of these plans permit us to grant options that are intended to qualify as incentive stock options under the Internal Revenue Code, as well as nonqualified stock options. These plans also permit us to make other stock-based awards, including grants of shares of common stock and stock appreciation rights, or SARs.

We may grant options and awards under our stock option plans to employees, directors, and independent contractors who provide services to our company. We may grant options that are incentive stock options only to key personnel of our company or our subsidiaries who are also employees of our company or our subsidiaries. The terms and conditions of incentive stock options must be consistent with the qualification requirements set forth in the Internal Revenue Code. The exercise price of all incentive stock options must be at least equal to the fair market value of our common stock on the date of the grant or, in the case of incentive stock options granted to a person who holds 10% or more of the voting power of our stock, at least 110% of the fair market value of our common stock on the date of the grant. The maximum exercise period for which incentive stock options may be granted is ten years (five years in the case of incentive stock options granted to a person who holds 10% or more of the voting power of our stock).

To exercise an option, the option-holder will be required to deliver to us full payment of the exercise price for the shares as to which the option is being exercised. Generally, options can be exercised by delivery of cash, check, or shares of our common stock.

SARs will entitle the recipient to receive a payment equal to the appreciation in market value of a stated number of shares of common stock from the price on the date the SAR was granted or became effective to the market value of the common stock on the date first exercised or surrendered. Stock awards will entitle the recipient to receive shares of our common stock directly. Cash awards will entitle the recipient to receive direct payments of cash depending on the market value or the appreciation of our common stock or other securities of our company.

Our board of directors administers our option plans. Our board of directors may delegate all or any portion of its authority and duties under our option plans to one or more committees appointed by our board of directors under such conditions and limitations as our board of directors may from time to time establish. Our board of directors and/or any committee that administers our plans has the authority, in its discretion, to determine all matters relating to awards, including the selection of the individuals to be granted awards, the type of awards, the number of shares of common stock subject to an award, vesting conditions, and any and all other terms, conditions, restrictions, and limitations, if any, of an award.

A maximum of 250,000 shares of common stock were originally available for issuance under the 1990 Plan. The 1990 Plan expired on July 24, 2000, which means that no new options may be granted under the 1990 Plan. As of March 18, 2004, 19,750 shares of common stock have been issued upon exercise of options granted pursuant to the 1990 Plan and there were outstanding options to purchase 83,500 shares of common stock under the 1990 Plan. No incentive awards other than stock options have been granted under the 1990 Plan. Any options granted under the 1990 Plan will remain outstanding until their respective expiration dates or earlier termination in accordance with their respective terms.

A maximum of 325,000 shares of common stock may be issued under the 1995 Plan. As of March 18, 2004, 54,750 shares of common stock have been issued upon exercise of options granted under the 1995 Plan and there were outstanding options to acquire 247,250 shares of common stock under the 1995 Plan. An additional 23,000 shares remain available for grants under the 1995 Plan. The 1995 Plan will remain in effect until January 8, 2006. The 1995 Plan included an automatic program that provided for the automatic grant of options to non-employee directors of our company. Because there currently is not a sufficient number of shares remaining authorized under the 1995 Plan to permit grants under the automatic program, our board of directors discontinued the automatic program in 1999.

A maximum of 1,000,000 shares of common stock may be issued under the 1999 Plan. The maximum number of shares covered by awards granted to any individual in any year may not exceed 15% of the total number of shares that may be issued under the 1999 Plan. As of March 18, 2004, 78,995 shares of common stock have been issued upon exercise of options granted under the 1999 Plan and there were outstanding options to acquire 806,005 shares of common stock under the 1999 Plan. An additional 115,000 shares remain available for grant under the 1999 Plan. The 1999 Plan will remain in effect until February 19, 2009, unless sooner terminated by the board of directors.

A maximum of 1,000,000 shares of common stock may be issued under the 2002 Plan. The maximum number of shares covered by awards granted to any individual in any year may not exceed 15% of the total number of shares that may be issued under the 2002 Plan. As of March 18, 2004, no shares of common stock have been issued upon exercise of options granted under the 2002 Plan and there were outstanding options to acquire 833,500 shares of common stock under the 2002 Plan. An additional 166,500 shares remain available for grant under the 2002 Plan. The 2002 Plan will remain in effect until June 26, 2012, unless sooner terminated by the board of directors.

Non-qualified and Officer Option Program

In addition to the employee incentive stock plans, we have issued options for 1,895,000 to executive officers and directors at prices generally equal to or above fair market value at the date of grant, at prices ranging from $2.00 to $5.00 per share.

401(k) Profit Sharing Plan

Our qualified 401(k) Profit Sharing Plan was adopted by our board of directors on January 14, 1991, effective as of January 1, 1991, and covers corporate management and restaurant employees. The 401(k) Plan currently provides for a matching contribution equal to 50% of the first 4% of the salary deduction a participant elects to defer as a contribution to the 401(k) Plan. The 401(k) Plan further provides for a special discretionary contribution equal to a percentage of a participant's salary to be determined each year by our company. We also may contribute a discretionary amount in addition to the special discretionary contribution. Contributions to the 401(k) Plan by our company for fiscal 2003 totaled approximately $235,000.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information with respect to our common stock that may be issued upon the exercise of stock options under our various stock option plans as of December 29, 2003:

Plan Category	(a)Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b)Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c)Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders	3,857,754	$ 3.10	312,000
Equity Compensation Plans Not Approved by Stockholders..........................	-	-	-
Total................................	3,857,754		312,000

Employment Agreements

We are a party to an employment agreement with William G. Shrader with a term through December 31, 2006. Mr. Shrader's employment agreement provides for him to serve as the Chief Executive Officer and President of our company. The employment agreement provides for Mr. Shrader to receive a salary of $340,000 per annum in 2004, which increases by a minimum amount of $10,000 in each succeeding year of its term. In addition, the employment agreement provides that Mr. Shrader will be eligible to receive performance bonuses in amounts determined as a percentage of his base salary in relationship to set financial performance of our company.

The employment agreement provides for Mr. Shrader to receive his fixed compensation for 12 months as a result of termination of employment "without cause". In the event of the termination of employment by reason of death or disability, the employment agreement provides for the payment of fixed compensation to Mr. Shrader or his estate for a period of six months from the date of death or disability. In the event of any termination of employment following any "change in control, wherein Mr. Shrader is not offered the same or a better position" in our company, as defined in the agreement, the employment agreement also provides for Mr. Shrader to receive 24 months salary. Section 280G of the Internal Revenue Code may limit the deductibility of such payments for federal income tax purposes. If these payments are not deductible and if we have income at least equal to such payments, an amount of income equal to the amount of such payments could not be offset. As a result, the income that would not be offset would be "phantom income" (i.e., income without cash) to our company.

We are a party to an employment agreement with Michael Garnreiter with a term through March 31, 2005. Mr. Garnreiter's employment agreement provides for him to serve as the Executive Vice President, Chief Financial Officer, and Treasurer of our company. The employment agreement provides for Mr. Garnreiter to receive a salary of $235,000 per annum in 2003, with the salary increasing by $10,000 in each succeeding year of its term. The employment agreement also contains provisions governing the compensation due Mr. Garnreiter in the event of termination of his employment.

We are a party to a consulting agreement with Bart A. Brown, Jr., with a term from April 1, 2004 through September 30, 2005. The agreement calls for Mr. Brown to be available and to assist our company with asset acquisitions and dispositions. The agreement provides for payments of $25,000 per month for a maximum fee of $300,000.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation and bylaws provide that our company will indemnify and advance expenses for, to the fullest extent permitted by the Delaware General Corporation Law, each person who is or was a director, officer, or agent of our company or who serves or served any other enterprise or organization at the request of our company. Under Delaware law, to the extent that an indemnitee is successful on the merits of a suit or proceeding brought against him or her by reason of the fact that he or she is or was a director, officer, or agent of our company, or serves or served any other enterprise or organization at the request of our company, we will indemnify him or her against expenses (including attorneys' fees) actually and reasonably incurred in connection with such action. If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such suit is settled, an indemnitee may be indemnified under Delaware law against both (a) expenses, including attorneys' fees, and (b) judgments, fines, and amounts paid in settlement if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of our company, and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful. If unsuccessful in defense of a suit brought by or in the right of our company, where the suit is settled, an indemnitee may be indemnified under Delaware law only against expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of the suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of our company, except that if the indemnitee is adjudged to be liable for negligence or misconduct in the performance of his or her duty to our company, he or she cannot be made whole even for expenses unless a court determines that he or she is fully and reasonably entitled to indemnification for such expenses. Also under Delaware law, expenses incurred by an officer or director in defending a civil or criminal action, suit, or proceeding may be paid by our company in advance of the final disposition of the suit, action, or proceeding upon receipt of an undertaking by or on behalf of the officer or director to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by our company. We also may advance expenses incurred by other employees and agents of our company upon such terms and conditions, if any, that our board of directors deems appropriate. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year ended December 29, 2003, our Compensation Committee consisted of John F. Antioco, John C. Metz, and Wanda Williams. Jane Evans served as a member of the Compensation Committee until her death in November of 2004. None of these individuals had any contractual or other relationships with us during the fiscal year except as directors.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Overview and Philosophy

Decisions on compensation of our executives are made by the Compensation Committee, consisting of independent members of our board of directors appointed by our board of directors. The board of directors and the Compensation Committee make every effort to ensure that the compensation plan is consistent with our values and is aligned with our business strategy and goals.

Our compensation program for executive officers consists primarily of base salary, bonus, and long-term incentives in the form of stock options. Executives also participate in various other benefit plans, including medical and retirement plans, which generally are available to all employees of our company.

Our philosophy is to pay base salaries to executives at levels that enable us to attract, motivate, and retain highly qualified executives. The bonus program is designed to reward individuals for performance based on our company's financial results as well as the achievement of personal and corporate objectives that will contribute to the long-term success of our company in building stockholder value. Stock option grants are intended to result in minimal or no rewards if our stock price does not appreciate, but may provide substantial rewards to executives as all of our company's stockholders benefit from stock price appreciation.

We follow a subjective and flexible approach rather than an objective or formulaic approach to compensation. Various factors receive consideration without any particular weighting or emphasis on any one factor. In establishing compensation for the year ended December 29, 2003, the committee took into account, among other things, our financial results, compensation paid in prior years, and compensation of executive officers employed by companies of similar size in the restaurant industry.

Base Salary and Annual Incentives

Base salaries for executive positions are established relative to our financial performance and comparable positions in similarly sized companies. The committee from time to time may use competitive surveys and outside consultants to help determine the relevant competitive pay levels. We target base pay at the level required to attract and retain highly qualified executives. In determining salaries, the committee also takes into account individual experience and performance, salary levels relative to other positions with our company, and specific needs particular to our company.

Annual incentive awards are based on our financial performance and the efforts of our executives. Performance is measured based on profitability and revenue and the successful achievement of functional and personal goals. We awarded bonuses to our executive staff, administrative staff, and operations management staff for their performance during the fiscal year ended December 29, 2003.

Stock Option Grants

We believe in tying executive rewards directly to the long-term success of our company and increases in stockholder value through grants of executive stock options. Stock option grants also will enable executives to develop and maintain a significant stock ownership position in our common stock. The amount of options granted takes into account options previously granted to an individual. We granted options to our executive officers during fiscal 2002. See "Executive Compensation – Option Grants".

Other Benefits

Executive officers are eligible to participate in benefit programs designed for all full-time employees of our company. These programs include medical insurance, a qualified retirement program allowed under Section 401(k) of the Internal Revenue Code, and life insurance coverage equal to base salary up to a maximum of $50,000.

Chief Executive Officer Compensation

Bart A. Brown, Jr. served as our Chief Executive Officer from December 16, 1996 until his retirement effective April 1, 2004. The board of directors determined Mr. Brown's salary based on a number of factors, including our company's performance, Mr. Brown's individual performance, and salaries paid by comparable companies. Mr. Brown received a bonus in fiscal 2003 in the amount of $65,000. See "Executive Compensation – Summary Compensation Table."

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code currently limits the deductibility for federal income tax purposes of compensation paid to our Chief Executive Officer and to each of our other four most highly compensated executive officers. We may deduct certain types of compensation paid to any of these individuals only to the extent that such compensation during any fiscal year does not exceed $1.0 million. We do not believe that our compensation arrangements with any of our executive officers will exceed the limits on deductibility during our current fiscal year.

This report has been furnished by the members of the Compensation Committee of our board of directors.
John F. Antioco, Compensation Committee Chair
John C. Metz
Wanda Williams

REPORT OF THE AUDIT COMMITTEE

Our board of directors has appointed an Audit Committee consisting of three directors. All of the members of the committee are "independent" of our company and management, as that term is defined in the Nasdaq listing standards. The chairman of the committee is considered a financial expert according to the standards adopted by the SEC.

The primary responsibilities of the Audit Committee are as follows:

- to oversee the accounting and financial reporting processes of the company and audits of the financial statements of the company, and

- to provide assistance to the board of directors with respect to its oversight of:

  - the integrity of the company's consolidated financial statements;

  - the company's compliance with legal and regulatory requirements;

  - the independent auditor's qualifications and independence; and

- the performance of the company's internal audit function and independent auditors.

Management has the primary responsibility for the consolidated financial statements and the reporting process, including the systems of internal controls. The independent auditors are responsible for auditing our consolidated financial statements and expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles.

In fulfilling its oversight responsibilities, the committee reviewed our audited consolidated financial statements with management and the independent auditors. The committee discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61. This included a discussion of the auditors' judgments as to the quality, not just the acceptability, of our company's accounting principles and such other matters as are required to be discussed with the committee under generally accepted auditing standards. In addition, the committee received from the independent auditors written disclosures and the letter required by Independence Standards Board Standard No. 1. The committee also discussed with the independent auditors the auditors' independence from management and our company, including the matters covered by the written disclosures and letter provided by the independent auditors.

The committee discussed with our company's independent auditors the overall scope and plans for their audits. The committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our company, our internal controls, and the overall quality of our financial reporting.

Based on the reviews and discussions referred to above, the committee recommended to the board of directors, and the board approved, that the audited consolidated financial statements be included in our annual report on Form 10-K for the year ended December 29, 2003, for filing with the Securities and Exchange Commission.

Our board of directors has adopted a written charter for the Audit Committee, which is attached as Appendix A.

Kenda B. Gonzales, Audit Committee Chair
John C. Metz, Audit Committee Member
Wanda Williams, Audit Committee Member

PERFORMANCE GRAPH

The following line graph compares cumulative total stockholder returns for (a) our common stock; (b) the Nasdaq Stock Market (U.S.) Index; and (c) the Dow Jones US Restaurants index.

The graph assumes an investment of $100 in each of our common stock, the peer group, and the index on December 28, 1998. The calculation of cumulative stockholder return on the peer group and the index include reinvestment of dividends, but the calculation of cumulative stockholder return on our common stock does not include reinvestment of dividends because we did not pay dividends during the measurement period. The stock price and index performance shown in the graph are not necessarily indicative of future results.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
AMONG MAIN STREET AND MAIN INC, THE NASDAQ STOCK MARKET (U.S.) INDEX,
AND THE DOW JONES US RESTAURANTS INDEX



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 30, 2004 by (a) each of our directors, (b) each of our named executive officers, and (c) all directors and executive officers as a group. There are no other persons known by us to beneficially own more than 5% of our common stock.

Name of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2]	Approximate Percentage of Outstanding Shares[3]
Directors and Executive Officers:		
John F. Antioco	4,369,852[4]	29%
Bart A. Brown, Jr.	2,849,000[5]	18%
William G. Shrader	483,846[6]	3.2%
John C. Metz	25,834[7]	*
Wanda Williams	6,667[8]	*
Kenda B. Gonzales	6,667[9]	*
Sergio S. Zyman	523,500[10]	3.6%
Michael Garnreiter	93,316[11]	*
Jeff Smit	117,750[12]	*
Stephanie Barbini	5,000[13]	*
All directors and officers as a group (13 persons)	8,570,733	50.5%

———————————

* Less than 1.0%.

(1) Each of such persons may be reached through our company at 5050 North 40th Street, Suite 200, Phoenix, Arizona 85018.

(2) Includes, when applicable, shares owned of record by such person's minor children and spouse and by other related individuals and entities over whose shares of common stock such person has custody, voting control, or power of disposition. Also includes shares of common stock that the identified person had the right to acquire within 60 days of April 30, 2004 by the exercise of vested stock options or conversion of convertible notes.

(3) Based on 14,641,929 shares of common stock outstanding on April 30, 2004. The percentages shown include the shares of common stock actually owned as of April 30, 2004 and the shares of common stock that the person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of April 30, 2004 upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

(4) Represents 2,203,596 shares of common stock held equally by Mr. Antioco and his former spouse, vested options to acquire 417,500 shares of common stock held equally by Mr. Antioco and his former spouse, vested options to acquire 3,334 held individually by Mr. Antioco, and 1,745,422 shares of common stock held by Antioco Limited Partnership. The shares and options held individually by Mr. Antioco and his former spouse are subject to a voting agreement that allows Mr. Antioco to vote such shares after notice to his former spouse. Mr. Antioco is the sole managing member of Antioco Management LLC, which is the sole general partner of Antioco Limited Partnership. A trust for the benefit of descendants of Mr. Antioco and former his spouse is the sole limited partner of the partnership. As managing member of the partnership's general partner, Mr. Antioco has sole power to vote or dispose of shares held by the partnership and therefore may be deemed to be the beneficial owner of shares held by Antioco Limited Partnership. Mr. Antioco disclaims beneficial ownership of shares held by Antioco Limited Partnership except to the extent that his individual interest in such shares arises from his interest in the partnership, and this proxy statement shall not be deemed to be an admission that Mr. Antioco is the beneficial owner of these shares for any purpose.

(5) Includes vested options to purchase 1,200,000 shares of common stock held by Mr. Brown.

(6) Includes vested options to purchase 416,667 shares of common stock held by Mr. Shrader.

(7) Represents vested options to purchase 25,834 shares of common stock held by Mr. Metz.

(8) Represents vested options to purchase 6,667 shares of common stock held by Ms. Williams.

(9) Represents vested options to purchase 6,667 shares of common stock held by Ms. Gonzales.

(10) Represents 518,500 shares of common stock held by Mr. Zyman and 5,000 shares of common stock held by the Sergio Zyman & Co. Defined Benefit Pension Plan and Trust.

(11) Includes vested options to purchase 75,000 shares of common stock held by Mr. Garnreiter.

(12) Includes vested options to purchase 117,000 shares of common stock held by Mr. Smit.

(13) Represents vested options to purchased 5,000 shares of common stock held by Ms. Barbini.

CERTAIN TRANSACTIONS

We have adopted a policy that we will not enter into any transactions with directors, officers, or holders of more than 5% of our common stock on terms that are less favorable to our company than we could obtain from independent third parties.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Change in Independent Public Accountants

On October 7, 2003, our company dismissed KPMG LLP as its independent accountants. The audit reports of KPMG LLP on our consolidated financial statements as of and for the years ended December 31, 2001 and December 30, 2002 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Our board of directors and Audit Committee participated in and approved the decision to change independent accountants. In connection with the audits for the fiscal years ended December 31, 2001 and December 30, 2002 and through October 7, 2003, there were no disagreements with KPMG LLP on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG LLP would have caused them to make reference to them in their report on the financial statements for those years. During the fiscal years ended December 31, 2001 and December 30, 2002 and through October 7, 2003, there were no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)). We requested a letter from KPMG LLP stating whether or not it agreed with the above statements. A copy of such letter from KPMG LLP dated October 13, 2003 was filed as Exhibit 16 to our Current Report on Form 8-K/A filed with the SEC on October 14, 2003.

We engaged Mayer Hoffman McCann P.C. as our new independent accountants as of October 7, 2003. During the fiscal years ended December 31, 2001 and December 30, 2002 and through October 7, 2003, we had not consulted with Mayer Hoffman McCann P.C. regarding (1) the application of accounting principles to a specified transaction, whether complete or proposed; (2) the type of audit opinion that might be rendered on our financial statements, and in no case was a written report provided to us nor was oral advice provided that we concluded was an important factor in reaching a decision as to an accounting, auditing, or financial reporting issue; or (3) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Fees

The following table presents fees for professional services rendered by KPMG LLP to our company for fiscal 2002 and through October 7, 2003 and for Mayer Hoffman McCann P.C., or MHM, from October 7, 2003 through our fiscal year end of December 29, 2003.

	Fiscal 2002	Fiscal 2003
	KPMG	KPMG
Audit Fees (1)……………………………………	$ 99,000	$92,622
Audit-Related Fees (2)..	$ 12,000	$ 4,350
Tax Fees (3)...	$ 70,866	$38,036
All Other Fees (4)..	-0-	$16,200
Total	$181,866	$151,208
		MHM
Audit Fees (1)……………………………………		$30,000
Audit-Related (2)………………………………………		$ 8,500
Tax Fees (3)……………………………………		-0-
All Other Fees (4)……………………………………		-0-
Total……………………………………		$38,500

(1) Audit fees include the direct fees and expenses of audit services related to the annual financial statements, related Form 10-K and annual report to stockholders, charged by the respective firm.
(2) Audit related fees include the fees and expenses related to the review and coping of working papers in connection with the transition to a different audit firm for both the annual audit and ancillary audits such as the company's 401 (k) plan.
(3) Tax fees include assistance with and preparation of the company's state and Federal corporate income and franchise tax returns.
(4) All Other fees include fees and expenses related to assistance and consulting in (i) the evaluating the impact of new financial accounting pronouncements, (ii) review and assessing various reports filed with the Securities and Exchange Commission, such as our annual report on Form 10-K and Form S-8, and (iii) assistance with the computation of deferred tax assets and liabilities and the related tax provision for the fiscal year ended December 30, 2002.

Audit Committee Pre-Approval

Pursuant to the audit committee charter, the Audit Committee must approve in advance any significant audit or non-audit engagement or relationship between out company and the independent auditors. As a result, the Audit Committee pre-approved the provision of all audit-related services, tax services, and other services provided by KPMG LLP and Mayer Hoffman McCann P.C.

The Audit Committee has appointed Mayer Hoffman McCann P.C., independent certified public accountants, to audit the consolidated financial statements of our company for the fiscal year ending December 27, 2004 and recommends that stockholders vote in favor of the ratification of such appointment. The board anticipates that representatives of Mayer Hoffman McCann P.C. will be present at the meeting, will have the opportunity to make a statement if they desire, and will be available to respond to appropriate questions.


CHANGE OF NAME


The board of directors voted on January 15, 2004 to approve an amendment to our Restated Certificate of Incorporation to change the name to Main Street Restaurant Group, Inc., subject to stockholder approval. A form of the amendment to the Restated Certificate of Incorporation is attached as Appendix B. The board believes that this change of name will enable the general public and the individuals and entities with which the company does business to have a clearer understanding of the nature of the business of our company. An added benefit to clearly identifying the nature of the business of the company with this new name is that we plan to keep the same trading symbol on the Nasdaq National Market.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

We must receive stockholder proposals that are intended to be presented by such stockholders at the annual meeting of stockholders of our company to be held during calendar 2005 no later than January 7, 2005 in order to be included in the proxy statement and form of proxy relating to such meeting. Pursuant to Rule 14a-4 under the Exchange Act, we intend to retain discretionary authority to vote proxies with respect to stockholder proposals for which the proponent does not seek to have us include the proposed matter in the proxy statement for the annual meeting to be held during calendar 2005, except in circumstances where (a) we receive notice of the proposed matter no later than March 25, 2005 and (b) the proponent complies with the other requirements set forth in Rule 14a-4.

.

OTHER MATTERS

We know of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, the persons named in the enclosed proxy card intend to vote the shares they represent as our board of directors may recommend.

Dated: May 7, 2004

Appendix A

MAIN STREET AND MAIN INCORPORATED (the "Company")

AUDIT COMMITTEE CHARTER

Purpose

The purpose of the Audit Committee (the "Committee") shall be as follows:

1. To oversee the accounting and financial reporting processes of the Company and audits of the financial statements of the Company.

2. To provide assistance to the Board of Directors with respect to its oversight of the following:

    (a) The integrity of the Company's financial statements.

    (b) The Company's compliance with legal and regulatory requirements.

    (c) The independent auditor's qualifications and independence.

    (d) The performance of the Company's internal audit function, if any, and independent auditor.

3. To prepare the report that SEC rules require be included in the Company's annual proxy statement.

Composition

The Committee shall consist of three or more members of the Board of Directors, each of whom is determined by the Board of Directors to be "independent" under the rules of the NASDAQ Stock Market and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 and each of whom must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the previous three-year period.

Under exceptional and limited circumstances, however, one director who is not independent as defined in the rules and regulations of the NASDAQ Stock Market may serve as a member of the Committee, subject to the following:

- the director, other than in his or her capacity as a member of the Committee, the Board of Directors, or any other Board committee, does not accept any consulting, advisory, or other compensatory fee from the Company and is not an affiliated person of the Company or any subsidiary of the Company;

- the director is not a current officer or employee of the Company or a family member of such officer or employee;

- the Board determines, under exceptional and limited circumstances, that membership by the individual on the Committee is required by the best interests of the Company and its shareholders;

- the Company discloses in the next annual proxy statement subsequent to such determination (or the Form 10-K if an annual proxy statement is not filed), the nature of the relationship and the reasons for that determination;

- no such person may serve as the Chairman of the Committee; and

- no such person may serve on the Committee for more than two years.

No member of the Committee shall receive directly or indirectly any consulting, advisory, or other compensatory fees from the Company other than (1) director's fees for service as a director of the Company, including reasonable compensation for serving on Board committees and regular benefits that other directors receive; and (2) a pension or similar compensation for past performance, provided that such compensation is not conditioned on continued or future service to the Company. In addition, no member of the Committee may be an affiliate of the Company or any subsidiary of the Company whether by being an officer or owning more than 10 percent of the Company's voting securities.

Qualifications

All members of the Committee shall be able to read and understand fundamental financial statements (including a company's balance sheet, income statement, and cash flow statement) and at least one member either must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in the member's financial sophistication (including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities) or be an "audit committee financial expert" under the requirements of the SEC. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or by an outside organization.

Appointment and Removal

The members of the Committee shall be appointed by the Board of Directors. A member shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. The members of the Committee may be removed, with or without cause, by a majority vote of the Board of Directors.

Chairman

Unless a Chairman is elected by the full Board of Directors, the members of the Committee shall designate a Chairman by the majority vote of the full Committee membership. The Chairman will chair all regular sessions of the Committee and set the agendas for Committee meetings.

Delegation to Subcommittees

In fulfilling its responsibilities, the Committee shall be entitled to delegate any or all of its responsibilities to a subcommittee of the Committee.

Meetings

The Committee shall meet as frequently as circumstances dictate. The Chairman of the Committee or a majority of the members of the Committee may call meetings of the Committee. Any one or more of the members of the Committee may participate in a meeting of the Committee by means of conference call or similar communication device by means of which all persons participating in the meeting can hear each other.

All non-management directors who are not members of the Committee may attend meetings of the Committee, but may not vote. In addition, the Committee may invite to its meetings any director, member of management of the Company, and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may also exclude from its meetings any persons it deems appropriate.

As part of its goal to foster open communication, the Committee shall periodically meet separately with each of management, the director of the internal auditing department, if any, and the independent auditor to discuss any matters that the Committee, the independent auditor, or the internal auditor, if any, believe would be appropriate to discuss privately. In addition, the Committee should meet with the independent auditor and management periodically to review the Company's financial statements in a manner consistent with that outlined in this Charter.

Duties and Responsibilities

The Committee shall carry out the duties and responsibilities set forth below. These functions should serve as a guide with the understanding that the Committee may determine to carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal, or other conditions. The Committee shall also carry out any other duties and responsibilities delegated to it by the Board of Directors from time to time related to the purposes of the Committee outlined in this Charter. The Committee may perform any functions it deems appropriate under applicable law, rules, or regulations, the Company's by-laws, and the resolutions or other directives of the Board, including review of any certification required to be reviewed in accordance with applicable law or regulations of the SEC.

In discharging its oversight role, the Committee is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate. In this regard and as it otherwise deems appropriate, the Committee shall have the authority, without seeking Board approval, to engage and obtain advice and assistance from outside legal and other advisors as it deems necessary to carry out its duties. The Committee also shall have the authority to receive appropriate funding, as determined by the Committee, in its capacity as a committee of the Board of Directors, from the Company for the payment of compensation to any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company; to compensate any outside legal or other advisors engaged by the Committee; and to pay the ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall be given full access to the Company's internal auditor, if any, Board of Directors, corporate executives, and independent auditor as necessary to carry out these responsibilities. While acting within the scope of its stated purpose, the Committee shall have all the authority of the Board of Directors, except as otherwise limited by applicable law.

Notwithstanding the foregoing, the Committee is not responsible for certifying the Company's financial statements or guaranteeing the independent auditor's report. The fundamental responsibility for the Company's financial statements and disclosures rests with management and the independent auditor. It also is the job of the Chief Executive Officer and senior management, rather than that of the Committee, to assess and manage the Company's exposure to risk.

Documents/Reports Review

1. Discuss with management and the independent auditor, prior to public dissemination, the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and discuss with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61.

2. Discuss with management and the independent auditor, prior to the Company's filing of any quarterly or annual report, (a) whether any significant deficiencies in the design or operation of internal control over financial reporting exist that could adversely affect the Company's ability to record, process, summarize, and report financial data; (b) the existence of any material weaknesses in the Company's internal control over financial reporting; and (c) the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.

3. Discuss with management and the independent auditor the Company's earnings press releases (paying particular attention to the use of any "pro forma" or "adjusted" non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies.

4. Discuss with management and the independent auditor the Company's major financial risk exposures, the guidelines and policies by which risk assessment and management is undertaken, and the steps management has taken to monitor and control risk exposure.

Independent Auditors

5. Appoint, retain, compensate, evaluate, and terminate any accounting firm engaged by the Company for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company and, in its sole authority, approve all audit engagement fees and terms as well as all non-audit engagements with the accounting firm.

6. Oversee the work of any accounting firm engaged by the Company for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company, including resolving any disagreements between management and the independent auditor regarding financial reporting.

7. Pre-approve, or adopt procedures to pre-approve, all audit, audit related, tax, and other services permitted by law or applicable SEC regulations (including fee and cost ranges) to be performed by the independent auditor. Any pre-approved services that will involve fees or costs exceeding pre-approved levels will also require specific pre-approval by the Committee. Unless otherwise specified by the Committee in pre-approving a service, the pre-approval will be effective for the 12-month period following pre-approval. The Committee will not approve any non-audit services prohibited by applicable SEC regulations or any services in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported by the Internal Revenue Code and related regulations.

8. To the extent it deems it appropriate, delegate pre-approval authority to the Chairman of the Committee or any one or more other members of the Committee provided that any member of the Committee who has exercised such delegation must report any such pre-approval decisions to the Committee at its next scheduled meeting. The Committee will not delegate the pre-approval of services to be performed by the independent auditor to management.

9. Require that the independent auditor, in conjunction with the Chief Financial Officer, be responsible for seeking pre-approval for providing services to the Company and that any request for pre-approval must inform the Committee about each service to be provided and must provide detail as to the particular service to be provided.

10. Inform each accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review, or attest services for the Company that such firm shall report directly to the Committee.

11. Review, at least annually, the qualifications, performance, and independence of the independent auditor. In conducting its review and evaluation, the Committee should do the following:

    (a) At least annually, obtain and review a report by the Company's independent auditor describing (i) the auditing firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditing firm, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditor and the Company.

    (b) Ensure the rotation of the lead (or coordinating) audit partner at least every five years, and consider whether there should be regular rotation of the audit firm itself.

(c) Confirm with the independent auditor that the lead (or coordinating) audit partner, the concurring (or reviewing) audit partner, and each other active audit engagement team partner satisfies the rotation requirements of Rule 2-01(c)(6) of Regulations S-X.

(d) Take into account the opinions of management and the Company's internal auditors (or other personnel responsible for the internal audit function).

Financial Reporting Process

12. In consultation with the independent auditor, management, and the internal auditor, if any, review the integrity of the Company's financial reporting processes, both internal and external. In that connection, the Committee should obtain and discuss with management and the independent auditor reports from management and the independent auditor regarding (a) all critical accounting policies and practices to be used by the Company and the related disclosure of those critical accounting policies under "Management's Discussion and Analysis of Financial Condition and Results of Operations"; (b) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Company's management, the ramifications of the use of the alternative disclosures and treatments, and the treatment preferred by the independent auditor; (c) all alternative treatments of financial statements within generally accepted accounting principals that have been discussed with the Company's management, the ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the independent auditor; (d) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles; (e) major issues as to the adequacy of the Company's internal controls and any specific audit steps adopted in light of material control deficiencies; (f) issues with respect to the design and effectiveness of the Company's disclosure controls and procedures, management's evaluation of those controls and procedures, and any issues relating to such controls and procedures during the most recent reporting period; (g) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on the financial statements of the Company; (h) any significant matters arising from any audit, including audit problems and difficulties, whether raised by management, the internal auditor, if any, and the independent auditor, relating to the Company's financial statements; and (i) any other material written communications between the independent auditor and the Company's management, including any "management" letter or schedule of unadjusted differences.

13. Review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

14. Review with the independent auditor any audit problems or difficulties encountered and management's response thereto. In this regard, the Committee will regularly review with the independent auditor (a) any audit problems or other difficulties encountered by the auditor in the course of the audit work, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management and (b) management's responses to such matters. Without excluding other possibilities, the Committee may review with the independent auditor (i) any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise), (ii) any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement, and (iii) any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditor to the Company.

15. Obtain from the independent auditor assurance that the audit of the Company's financial statements was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934, which sets forth procedures to be followed in any audit of financial statements required under the Securities Exchange Act of 1934.

16. Discuss the scope of the annual audit and review the form of the opinion the independent auditor proposes to issue.

17. Review and discuss with management and the independent auditor the responsibilities, budget, and staffing of the Company's internal audit function, if any.

Legal Compliance/General

18. Review periodically, with the Company's counsel, any legal matter that could have a significant impact on the Company's financial statements.

19. Discuss with management and the independent auditor the Company's guidelines and policies with respect to risk assessment and risk management. The Committee will discuss the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

20. Set clear hiring policies for employees or former employees of the independent auditor. At a minimum, these policies will provide that any public accounting firm may not provide audit services to the Company if the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller, or any person serving in an equivalent position for the Company was employed by the audit firm and participated in any capacity in the audit of the Company within one year of the initiation of the current audit.

21. Establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

22. Unless specifically delegated by the Board of Directors to the Compensation Committee of the Board of Directors, review and approve all related party transactions (as specified in Item 404 of Regulation S-K) and review and make recommendations to the full Board of Directors, or approve, any contracts or other transactions with current or former executive officers of the Company, including consulting arrangements, employment agreements, change-in-control agreements, termination arrangements, and loans to employees made or guaranteed by the Company.

23. Review and reassess the adequacy of this Charter on an annual basis and recommend any changes to the Board of Directors.

Reports

24. Prepare all reports required to be included in the Company's proxy statement, pursuant to and in accordance with applicable rules and regulations of the SEC.

25. Report regularly to the full Board of Directors. In this regard, the Committee will review with the full board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor, and the performance of the internal audit function, if any.

26. The Committee shall provide such recommendations as the Committee may deem appropriate. The report to the Board of Directors may take the form of an oral report by the Chairman or any other member of the Committee designated by the Committee to make such report.

27. Maintain minutes or other records of meetings and activities of the Committee.

Limitation of Audit Committee's Role

With respect to the foregoing responsibilities and processes, the Committee recognizes that the Company's financial management, including the internal audit staff, if any, as well as the independent auditor have more time, knowledge, and detailed information regarding the Company than do Committee members. Consequently, in discharging its oversight responsibilities, the Committee will not provide or be deemed to provide any expertise or special assurance as to the Company's financial statements or any professional certification as to the independent auditors' work.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor. It also is not the duty of the Committee to conduct investigations or to assure compliance with laws and regulations and the Company's internal policies and procedures.

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
MAIN STREET AND MAIN INCORPORATED

Main Street and Main Incorporated, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: That the Board of Directors of the Corporation adopted a resolution proposing and declaring advisable a proposed amendment to the Restated Certificate of Incorporation of the Corporation, amending Article FIRST thereof in its entirety to read as follows:

"**FIRST**: The name of the Corporation is Main Street Restaurant Group, Inc."

SECOND: That the aforesaid amendment was approved by a majority of stockholders of the Corporation at a meeting of the stockholders held on June 8, 2004.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Main Street and Main Incorporated has caused this Certificate of Amendment to be signed by William G. Schrader, its President and Chief Executive Officer, as of the 8th day of June, 2004.


MAIN STREET AND MAIN INCORPORATED

By:_____
    William G. Schrader
    President and Chief Executive Officer


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Main Street and Main Incorporated

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☐ Mark this box with an X if you have made changes to your name or address details above.

Annual Meeting Proxy Card

A Election of Directors

1. The Board of Directors recommends a vote FOR the listed nominees.

	For	Withhold		For	Withhold
01 - John F. Antioco	☐	☐	05 - Wanda Williams	☐	☐
02 - William G. Shrader	☐	☐	06 - Kenda B. Gonzales	☐	☐
03 - Bart A. Brown, Jr.	☐	☐	07 - Sergio Zyman	☐	☐
04 - John C. Metz	☐	☐			

B Issues

The Board of Directors recommends a vote FOR the following proposals.

	For	Against	Abstain
2. RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS:	☐	☐	☐
3. APPROVAL OF AN AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION TO CHANGE OUR NAME TO MAIN STREET RESTAURANT GROUP, INC:	☐	☐	☐

and upon such matters which may properly come before
the meeting or any adjournment or adjournments thereof.

C Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

(This Proxy should be dated, signed by the stockholder(s) exactly as his or her name appears hereon, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both stockholders should sign.)

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)
		☐☐ / ☐☐ / ☐☐☐☐

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Proxy - Main Street and Main Incorporated

2004 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder of MAIN STREET AND MAIN INCORPORATED, a Delaware corporation (the "Company"), hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement of the Company, each dated May 7, 2004, and hereby appoints William G. Shrader, Michael Garnreiter, and Michael J. Herron, and each of them, proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2004 Annual Meeting of Stockholders of the Company, to be held on Tuesday, June 8, 2004, at 10:00 a.m., local time, at the Tempe Mission Palms Resort, 60 East Fifth Street, Tempe, Arizona, and at any adjournment or adjournments thereof, and to vote all shares of the Company's Common Stock that the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side.

This Proxy will be voted as directed or, if no contrary direction is indicated, will be voted FOR the election of directors; FOR the ratification of appointment of independent auditors; FOR the approval of the amendment to our Restated Certificate of Incorporation to change our name; and as said proxies deem advisable on such other matters as may come before the meeting.

A majority of such proxies or substitutes as shall be present and shall act at said meeting or any adjournment or adjournments thereof (or if only one shall be present and act, then that one) shall have and may exercise all of the powers of said proxies hereunder.

Sign, Date, and Return this Proxy Card Promptly Using the Enclosed Envelope.

(Continued and to be signed and dated on the other side.)

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